UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sphere 3D Corp.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

8481L100
(CUSIP Number)

Katharine Ryan-Weiss MF Ventures, LLC 201 Spear Street, 14th Floor San Francisco, CA 94105 415-356-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Amanda Galton, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 415-773-5700 January 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8481L100	Page 1 of 8

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,766,301

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,766,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,766,301

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 2 of 8

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,766,301

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,766,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,766,301

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 3 of 8

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,766,301

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,766,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,766,301

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 4 of 8

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G on February 5, 2016, as amended on April 1, 2016, to report their beneficial ownership of the common shares, no par value (the "Common Shares"), of Sphere 3D Corp., an Ontario corporation (the "Issuer"). As a result of the Purchase Agreement, dated as of December 30, 2016, between MF Ventures, LLC and the Issuer, filed as Exhibit 1 hereto (the "Purchase Agreement"), the Reporting Persons may be deemed to beneficially own in excess of 20% of the class of Common Shares. Accordingly, the Reporting Persons are filing this statement on Schedule 13D (this "Statement") pursuant to Section 13(d) of the Act and Rule 13d-1(f) thereunder.

Item 1.  Security and Issuer.

    This Statement relates to the Common Shares of the Issuer, whose principal executive offices are located at 240 Matheson Blvd. East, Mississauga, Ontario, Canada, LYZ 1X1.

Item 2.  Identity and Background.

    This Statement is being filed jointly by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):
•	Victor B. MacFarlane, a U.S. citizen;

•	Thaderine D. MacFarlane, a U.S. citizen; and

•	MF Ventures, LLC, a limited liability company formed under the laws of the State of Delaware ("MF Ventures").

    The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 4.  MF Ventures was formerly known as MacFarlane Family Ventures LLC.

Victor B. MacFarlane is chairman and chief executive officer of MacFarlane Partners which provides real estate investment management services mainly to institutional investors. Thaderine D. MacFarlane is a controlling member of MF Ventures.

MF Ventures is a limited liability company formed to make one or more investments in business ventures or activities deemed appropriate by Victor B. MacFarlane, as Manager of MF Ventures. The members of MF Ventures are:
•	Victor B. MacFarlane and Thaderine D. MacFarlane, husband and wife, as to their community property;

•	Victor B. MacFarlane and Thaderine D. MacFarlane, Trustees of Irrevocable Trust FBO Ann-Marie MacFarlane dtd 12/31/08 (the "AMM Trust"); and

•	Victor B. MacFarlane and Thaderine D. MacFarlane, Trustees of Irrevocable Trust FBO Paul MacFarlane dtd 12/31/08 (the "PM Trust").

The address of the principal business and office of each of the Reporting Persons and the AMM and PM Trusts is c/o MacFarlane Partners, 201 Spear Street, 14th Floor, San Francisco, CA 94105.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 8481L100	Page 5 of 8

Item 3.  Source or Amount of Funds or Other Consideration.

    The source of funds for the transaction described under Item 4 of this Statement was the working capital of MF Ventures. MF Ventures paid $2,500,000 for the acquisition described under Item 4 of this Statement.

Item 4.  Purpose of Transaction.

The Purchase Agreement

On December 30, 2016, MF Ventures and the Issuer entered into the Purchase Agreement, under which, for a total purchase price of $2,500,000, the Issuer agreed to issue to MF Ventures and MF Ventures agreed to purchase, respectively:
•	8,333,333 Common Shares at $0.30 per share (the "Purchased Shares");

•	Warrants exercisable for 8,333,333 Common Shares at an exercise price of $0.40 per share (the "One-Year Warrants"); and

•	Warrants exercisable for 8,333,333 Common Shares at an exercise price of $0.55 per share (the "Five-Year Warrants").

On January 17, 2017, the Issuer issued 3,333,333 Purchased Shares to MF Ventures in the first closing under the Purchase Agreement.  On January 19, 2017, the Issuer issued the balance of 5,000,000 Purchased Shares, the One-Year Warrants, and the Five-Year Warrants to MF Ventures in the second closing under the Purchase Agreement.

The One-Year Warrants are immediately exercisable and expire on January 24, 2018. The Five-Year Warrants, also, are immediately exercisable and expire on January 24, 2022.

The foregoing descriptions of the Purchase Agreement, the One-Year Warrants, and the Five-Year Warrants are qualified in their respective entirety by this reference to the Purchase Agreement, the One-Year Warrant, and the Five-Year Warrant each of which are filed as Exhibits 1, 2, and 3 hereto and that are hereby incorporated by reference into this Item 4.

Further Matters

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the AMM or PM Trusts, has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as disclosed below in this Item 4.

Except as disclosed in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the AMM or PM Trusts, have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review, may determine at any time or from time to time, either alone or as part of a group:
•	to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise;

•	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise; or

•
to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors

CUSIP No. 8481L100	Page 6 of 8

including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The Issuer has 78,943,496 Common Shares (the "Outstanding Shares") outstanding as of January 30, 2017, which includes 12,931,668 Common Shares issued and outstanding to the MF Ventures (the "MF Shares") and beneficially held by the Reporting Persons.

When the Common Shares that may be purchased under certain warrants and the One-Year Warrants and the Five-Year Warrants are included, the Reporting Persons may be deemed to have beneficial ownership of an additional 20,834,633 Common Shares (the "Warrant Shares") that are deemed outstanding for purposes of disclosing the total number and percentage of the Common Shares beneficially owned by the Reporting Persons under Items 1 and 5 of this Statement.

Each Reporting Person may be deemed to own beneficially in the aggregate 33,766,301 Common Shares (the "Securities") consisting of the MF Shares and Warrant Shares.

Further, each Reporting Person may be deemed to beneficially own 33.8% of the class of Common Shares, assuming 99,778,129 Common Shares outstanding as of January 30, 2017, which consists of the Outstanding Shares and Warrant Shares.

No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Securities. Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Securities.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any Securities disclosed under this Statement, and such beneficial ownership is expressly disclaimed.

(c)

Except as described in Item 4, which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons or, to the best knowledge of the Reporting Persons, each of the AMM or PM Trusts, have effected any transactions in Common Shares.

(d)

None.

(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information disclosed under Items 3, 4, and 5 of this Statement is incorporated by reference into this Item 6.  Exhibits 1, 2, and 3 to this Statement are further incorporated by reference into this Item 6.

CUSIP No. 8481L100	Page 7 of 8

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Purchase Agreement, dated as of December 30, 2016, between Sphere 3D Corp. and MF Ventures, LLC.

2	One-Year Warrants.

3	Five-Year Warrants.

4	Joint Filing Agreement (filed herewith).

CUSIP No. 8481L100	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 2017

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane